Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085-3913

May 15, 2009

Ms. Lynn Dicker
Reviewing Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Trimble Navigation Limited
SEC Comment Letter dated April 27, 2009

Dear Ms. Dicker:

Trimble Navigation Limited is submitting the following responses to the Staff’s comment letter dated April 27, 2009 on the Company’s Form 10-K for the fiscal year ended January 2, 2009 and filed March 3, 2009 and Form 8-K dated February 3, 2009.

Form 10-K for the Year Ended January 2, 2009

Index to Financial Statements, page 45

Notes to Consolidated Financial Statements, page 50

Note 7. Reporting Segment and Geographic Information, page 67

1.
We note from your Form 8-K dated February 3, 2009 that you present non-GAAP measures for your segments entitled “operating income before corporate allocations,” which is your segment operating income without stock-based compensation. However, we note here that you present your operating income by segment and do not adjust your segment measure for stock-based compensation. Please explain to us why you believe that the current presentation within this note complies with paragraphs 25-31 of SFAS 131. If management uses more than one measure of segment profit, please explain to us how you considered the guidance in paragraph 30 of SFAS 131.

Response:

The Company’s Chief Operating Decision Maker (CODM) measures profit or loss for each reportable segment based on reportable segment operating income or loss where operating income or loss equals net revenue less cost of sales and operating expense, excluding general corporate expense, amortization of purchased intangibles, amortization of inventory step-up charges, in-process research and development expense, merger and acquisition charges, restructuring charges, non-operating income (expense) net, and income tax provision. The CODM includes stock-based compensation when evaluating reportable segment operating income or loss. Our internal budgeting and business reviews, both of which are key processes, where the CODM determines resource allocations, include stock-based compensation when reviewing operating income. Therefore, the Company believes its fiscal 2008 Form 10-K Note 7, which reports reporting segment operating income including stock-based compensation, is consistent with the requirements in paragraphs 29 and 30 of SFAS 131.

In the Company’s Form 8-K, dated February 3, 2009, we present a non-GAAP measure, “operating income before corporate allocations,” for our segments which excludes the impact of stock-based compensation. We mention that non-GAAP measures are not in accordance with, or substitutes for, GAAP. However, management believes that some investors find it useful for the Company to report segment measures excluding stock-based compensation. Such expenses are a significant non-cash expense that are not indicative of the segments’ core operational performance and providing this information to investors, in addition to the GAAP presentation, allows some investors to more fully understand the core operating performance of the Company and its reportable segments. In future earnings releases, we will add additional language describing reasons segment operating income, as reported in the earnings release, is reported with and without the impact of stock-based compensation. As a sample of this descriptive language, please see in Appendix A of this response, “Footnotes to GAAP to Non-GAAP Reconciliation, footnote G”.

Item 11.  Executive Compensation, page 88

2.
We note in your Compensation Discussion and Analysis on page 24 of your proxy statement that you have incorporated by reference into your Form 10-K you state that the committee uses data supplied by “Radford Data and other publicly available data such as proxy data from our compensation peer group” and that you establish salaries within a “range of salaries.” In future filings please identify each surveys you used as well as their components, including component companies, and the elements of compensation that are benchmarked and how such benchmarks are determined. For example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise.

Response:

To set compensation for our executives, Trimble utilizes publicly reported data for our compensation peer group as well as executive compensation survey data prepared by Radford for similar sized businesses.  Radford provides compensation market intelligence and is widely used within the high technology industry.  Their executive survey includes input from over 700 companies.  We utilize a subset of the Radford high tech executive compensation data based on companies having similar sized revenues. The specific names of the companies in the subset are not available to us.  We use both the publicly reported data from our compensation peer group, which is identified in our proxy statement and is comprised of technology companies that are similar to Trimble in terms of revenue, market capitalization, physical locations, and number of employees, as well as the Radford survey data to benchmark our total direct compensation package for our executives, including base salary, annual short-term incentive compensation and long-term incentive compensation.  The survey data supplements the peer group data and provides additional information for our named executive vice president positions for which there is less public comparable data available. Trimble’s compensation philosophy is to target our total direct compensation generally at the 50th percentile of our compensation peer group and the Radford survey data.

In future filings, we will include the information described above.

3.
We note your disclosure about your incentive bonus program from the top of page 25 of your proxy statement, but we do not see a quantitative discussion of the performance measures such as the “target incentives” including the “Company’s quarterly and annual operating income” to be achieved for your executive officers to earn their discretionary annual bonuses. In future filings, please provide such disclosures or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Response:

Trimble’s Management Incentive Plan (MIP) is designed to motivate our executives and participants to achieve business goals and provide financial incentives when the company and business areas meet or exceed the MIP targets.  At the time of the 2008 proxy filing, the 2009 MIP targets had not yet been approved by the Board of Directors.

Trimble’s 2008 MIP design based payouts on the achievement of certain levels of operating income, with certain minimum thresholds based additionally on revenue and operating margin.  Operating income, for the purposes of the MIP plan, is defined as non-GAAP operating income plus stock-based compensation expense.  Operating margin, for the purposes of the MIP plan, is defined as non-GAAP operating income, plus stock-based compensation expense, divided by revenue.

Quarterly payouts for the 2008 MIP were made based solely on the achievement of the operating income, described below, and an annual payout based on full-year performance against operating income targets, as long as both revenue and operating margin threshold target levels had been reached, less any year-to-date quarterly payouts.  The maximum annual payout under the 2008 MIP was capped at three times (3X) a participant’s target bonus percentage.

The 2008 MIP revenue and operating margin thresholds for each of the named executive officers are set forth in the first chart below.  The second chart below sets forth the quarterly operating income targets that were applicable under the 2008 MIP as well as the actual operating income results and the ultimate award amounts paid to each of the named executive officers based on the actual results.

	Revenue and Operating Margin Thresholds[1]

	2008 Revenue Threshold (M$)	2008 Revenue Actual (M$)	2008 Operating Margin Threshold	2008 Operating Margin Actual
Steve Berglund*	$1,345	$1,329	19%	17.8%
Raj Bahri*	$1,345	$1,329	19%	17.8%
Bryn Fosburgh**	$545	$567	22%	23.2%
Mark Harrington**	$517	$482	28.4%	23.6%
Rick Beyer**	$171	$148	10.5%	5.1%

1 All dollar amounts are in millions
* Thresholds for Messrs. Berglund and Bahri were based on total company results.
** Thresholds for Messrs. Fosburgh, Harrington and Beyer were based 50% on total company results, and 50% on business area results.  Specifically, the numbers indicated above for these executives correspond only to the performance of such executives’ business areas, and applied to 50% of their award.  The numbers indicated above for Messrs. Berglund and Bahri correspond to total company performance and applied to the remaining 50% of the awards for Messrs. Fosburgh, Harrington and Beyer.

	Operating Income ***										Award ****
	Targets (M$)					Results(M$)
	Q1	Q2	Q3	Q4	2008	Q1	Q2	Q3	Q4	2008	Target (K$)	Actual (K$)	% of Target
Steve Berglund*	$55	$74	$65	$71	$265	$69	$77	$66	$24	$236	$618	$185	30%

Raj Bahri*	$55	$74	$65	$71	$265	$69	$77	$66	$24	$236	$208	$62	30%

Bryn Fosburgh**	$34	$41	$27	$25	$127	$46	$46	$28	$11	$131	$180	$137	76%

Mark Harrington**	$30	$41	$41	$41	$153	$29	$36	$37	$12	$114	$208	$31	15%

Rick Beyer**	$2	$3	$5	$9	$19	$1	$1	$3	$2	$7	$184	$28	15%

* The targets, results and payouts for Messrs. Berglund and Bahri were based on total company results.
** The targets, results and payouts for Messrs. Fosburgh, Harrington and Beyer were based 50% on total company targets and results and 50% on the targets and results of their respective business areas.  The targets and results indicated above for these executives correspond only to the targets of such executives’ respective business areas, which applied to 50% of their award.  The targets and results that applied to the remaining 50% of their awards are the numbers indicated in the table for Messrs. Berglund and Bahri, which correspond solely to total company performance.
*** Operating income dollar values are in millions
**** Target and actual award amounts are in thousands

In future filings, we will include the information described above.

As noted above, at the time of the 2008 proxy filing, the 2009 MIP targets had not yet been approved by the Board of Directors.  However, in future filings, to the extent current year MIP targets have been determined at the time we file our proxy for the previous fiscal year, we will disclose the MIP targets applicable to each of our named executive officers for such then-current year.

4.
In the future filings, please include in your disclosure about your incentive bonus program a discussion of how the executive’s actual bonus amounts for were calculated. For example, you should include a discussion of the reasons why the bonus amounts for this fiscal year were significantly lower than prior years. Also, you should describe the reasons the committee decided to increase the annual incentive target opportunities as you identify in the fourth paragraph of this section.

Response:

In 2008, the annual incentive target opportunity for the CEO was increased from 80% to 100%.  The other named executive officers’ annual incentive targets were increased from 50% to 70%.  The increased target opportunities were approved by the Board of Directors to provide the named executive officers target bonus opportunities near the 50th percentile of the market benchmarks relative to the bonus opportunities provided by the compensation peer group and the Radford survey data for similar executive positions.  The 2008 payouts for the CEO and CFO were based upon total company operating income, revenue and operating margin results.  The payouts for the named executive vice presidents were based 50% on the achievement of total company operating income, revenue and operating margin results and 50% based on the achievement of their respective business area’s operating income, revenue and operating margin results.

The actual award amounts to the named executive officers were based on the level of achievement with respect to each applicable goal. The annual payouts to the executive officers in 2008 were lower than historical payouts due to the economic downturn in Q4 2008, resulting in underachievement of both fourth quarter results and total annual results relative to targets.

In future filings, we will disclose for the incentive bonus program any changes to named executive officers’ target opportunities and how each executive’s actual bonus is calculated.

5.
We note your disclosure about the size of stock option grants being ‘determined by the Compensation Committee’s evaluation of each executive’s ability to influence the Company’s long term growth and profitability.” In future filings, please explain with specificity how you determined the amounts of stock options to be granted for each executive officer. Your revised disclosure also should clarify the reasons for the relative size of the grants among the officers. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The size of stock grants are partially derived to provide competitively sized grants relative to the compensation peer group and Radford survey companies for similar roles and positions for each of the named executive officers.  The grant sizes also reflects the CEO and Board of Directors judgment on the relative role of each named executives position based on their level of responsibility, past contributions to company performance and anticipated contributions to the company’s future success.  In future proxy filings, we will add language describing the above process.

Certain Relationships and Related Transactions, page 88

6.
We note your disclosure on page 41 of your proxy statement that you have incorporated by reference into your Form 10-K. In future filings, please provide the information requested by Item 404(b) of Regulation S-K.

Response:

In a letter of employment dated December 6, 2004, we agreed to pay certain expenses incurred in connection with Mr. Bahri’s relocation to California including, for the first five years of his employment, a fixed yearly bonus to defray the cost of living expenses in an exceptional housing market.  Mr. Bahri’s employment letter agreement was filed as Exhibit 10.13 to our Annual Report on Form 10-K for the fiscal year ending December 31, 2004.  The “Summary Compensation Table” in our 2009 proxy statement included disclosure regarding Mr. Bahri’s housing bonus.  Pursuant to Instruction 5(a)(i) of Item 404 of Regulation S-K, no additional disclosure is required under Item 404(a).  In future filings, we will remove the disclosure regarding Mr. Bahri’s housing bonus from the “Certain Relationships and Related Transactions” section of our proxy statement.  Mr. Bahri’s letter of employment was entered into prior to Mr. Bahri becoming a related party.  As a result, our policies and procedures for the evaluation of related party transactions were inapplicable.  If applicable, in our future filings we will describe our policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including the material features described in Item 404(b)(1).

Exhibits

7.
We note your disclosure on page 18 that you are “substantially dependent” upon Flextronics International Limited as a preferred manufacturing partner for many of your GPS products. We also note your disclosure on pages 14 and 18 regarding particular contract terms, including termination and order placement provisions. As it appears Item 601(b)(10) of Regulation S-K would require you to file your agreement with Flextronics as an exhibit, please file the agreement or provide us a detailed legal analysis why such filing is not required.

Response:

We will file our agreement with Solectron Corporation, now known as Flextronics International Limited, and all applicable amendments, as exhibits to our Quarterly Report on Form 10-Q for the second fiscal quarter of 2009.  Filing the agreement and amendments is subject to our request for confidential treatment for certain portions of the agreement and amendments.  The confidential treatment of certain portions of the agreement is currently being discussed with Flextronics.

Form 8-K Dated February 3, 2009

8.
We note that you present the reconciliation of your non-GAAP measures in the form of an income statement entitled “condensed consolidated statements of income.” This format may be confusing to investors since it reflects non-GAAP measures such as revenue that have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide investors with the appropriate reconciliations to the most directly comparable GAAP measure.

Response:

As mentioned above, the Company presented a reconciliation of non-GAAP measures in the form of an income statement titled “Condensed Consolidated Statements of Income”. In future earnings releases, including our April 28, 2009 Form 8-K, we will revise the format title to “GAAP to Non-GAAP Reconciliation” only and remove the subtitle, “Condensed Consolidated Statements of Income” in order to prevent potential confusion between this reconciliation and the “Condensed Consolidated Statements of Income” prepared in accordance with GAAP.

Some items and financial measurements utilized in the non-GAAP measurements shown in the reconciliations are the same under both GAAP and Non-GAAP, (e.g., revenue and the number of shares used to compute diluted net income per share). Revenue and number of shares were included in the schedule as a result of the presentation format rather than because they are non-GAAP measures.  In future earnings releases, the Company will remove “Revenue” and “Shares Used To Compute Diluted Net Income per Share” and only include items that are GAAP to non-GAAP measures.

With respect to the remaining non-GAAP measures, which we intend to include in future earnings releases, we intend to follow the presentation format attached as Exhibit A. We have expanded the footnote descriptions in the attached sample, “Footnotes to GAAP to Non-GAAP Reconciliation” and we believe we have followed the guidance contained in paragraph (e)(1)(i)(A) of Item 10 of Regulation S-K for the following reasons:

•	we display the GAAP measurements first, consistent with showing the GAAP financial measure with greater prominence than the non-GAAP financial measure;
•	we have identified the most directly comparable GAAP financial measure and reconcile the non-GAAP measure to that GAAP financial measure; and
•
we state, in both the sections, “Use of Non-GAAP Financial Information” and in the explanatory notes within the “GAAP to Non-GAAP Reconciliation”, the reasons management believes the non-GAAP financial measures provide useful information to some investors and any additional purposes for which management uses the non-GAAP financial measure.

Additionally, we believe we include disclosures to ensure our non-GAAP measures are not misleading in accordance with FAQ 8, by describing the manner in which management uses the non-GAAP measures to evaluate its business, the economic substance behind management’s decision to use the non-GAAP measures, limitations associated with the use of the non-GAAP measures and why management believes such non-GAAP measures provide useful information to some investors.

In connection with this response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri
Rajat Bahri
Chief Financial Officer

Appendix A	Page 1

REPORTING SEGMENTS
(Dollars in thousands)
(Unaudited)

	Reporting Segments
	Engineering and Construction	Field Solutions	Mobile Solutions	Advanced Devices

THREE MONTHS ENDED APRIL 3, 2009:
Revenue	$127,651	$99,157	$38,288	$23,858
Operating income before corporate allocations:	$2,509	$42,203	$3,148	$4,312
Operating margin (% of segment external net revenues)	2.0%	42.6%	8.2%	18.1%

THREE MONTHS ENDED MARCH 28, 2008:
Revenue	$194,180	$88,037	$44,011	$29,068
Operating income before corporate allocations:	$36,954	$35,095	$2,453	$4,692
Operating margin (% of segment external net revenues)	19.0%	39.9%	5.6%	16.1%

Appendix A	Page 2

GAAP TO NON-GAAP RECONCILIATION
(Dollars in thousands, except per share data)
(Unaudited)

		Three Months Ended
		Apr-03, 2009		Mar-28, 2008
		Dollar Amount	% of Revenue	Dollar Amount	% of Revenue
GROSS MARGIN:
GAAP gross margin:		$143,958	49.8%	$174,376	49.1%
Restructuring	( A )	865	0.3%	-	0.0%
Amortization of purchased intangibles	( B )	5,285	1.8%	5,661	1.6%
Stock-based compensation	( C )	438	0.2%	493	0.1%
Amortization of acquisition-related inventory step-up	( D )	223	0.1%	183	0.1%
Non-GAAP gross margin:		$150,769	52.2%	$180,713	50.9%

OPERATING EXPENSES:
GAAP operating expenses:		$119,706		$116,336
Restructuring	( A )	(3,623)		-
Amortization of purchased intangibles	( B )	(6,969)		(5,143)
Stock-based compensation	( C )	(3,788)		(3,489)
Merger and Acquisition Costs	( E )	(465)		-
Non-GAAP operating expenses:		$104,861		$107,704

OPERATING INCOME:
GAAP operating income:		$24,252	8.4%	$58,040	16.3%
Restructuring	( A )	4,488	1.5%	-	0.0%
Amortization of purchased intangibles	( B )	12,254	4.2%	10,804	3.0%
Stock-based compensation	( C )	4,226	1.5%	3,982	1.1%
Amortization of acquisition-related inventory step-up	( D )	223	0.1%	183	0.1%
Merger and Acquisition Costs	( E )	465	0.2%	-	0.0%
Non-GAAP operating income:		$45,908	15.9%	$73,009	20.5%

NET INCOME:
GAAP net income attributable to Trimble Navigation Ltd.		$17,465		$40,067
Restructuring	( A )	4,488		-
Amortization of purchased intangibles	( B )	12,254		10,804
Stock-based compensation	( C )	4,226		3,982
Amortization of acquisition-related inventory step-up	( D )	223		183
Merger and Acquisition Costs	( E )	465		-
Income tax effect on non-GAAP adjustments	( F )	(5,414)		(4,941)
Non-GAAP net income attributable to Trimble Navigation Ltd.		$33,707		$50,095

DILUTED NET INCOME PER SHARE:
GAAP diluted net income per share attributable to Trimble Navigation Ltd.		$0.14		$0.32
Restructuring	( A )	0.04		-
Amortization of purchased intangibles	( B )	0.10		0.09
Stock-based compensation	( C )	0.04		0.03
Amortization of acquisition-related inventory step-up	( D )	-		-
Merger and Acquisition Costs	( E )	-		-
Income tax effect on non-GAAP adjustments	( F )	(0.04)		(0.04)
Non-GAAP diluted net income per share attributable to Trimble Navigation Ltd.		$0.28		$0.40

OPERATING LEVERAGE:
Increase (decrease) in non-GAAP operating income		$(27,101)
Increase (decrease) in revenue		$(66,342)
Operating leverage (increase in non-GAAP operating income as a % of increase in revenue)		N/A

			% of Segment Revenue		% of Segment Revenue
SEGMENT OPERATING INCOME:
Engineering and Construction
GAAP operating income before corporate allocations:		$2,509	2.0%	$36,954	19.0%
Stock-based compensation	( G )	1,308	1.0%	971	0.5%
Non-GAAP operating income before corporate allocations:		$3,817	3.0%	$37,925	19.5%

Field Solutions
GAAP operating income before corporate allocations:		$42,203	42.6%	$35,095	39.9%
Stock-based compensation	( G )	222	0.2%	198	0.2%
Non-GAAP operating income before corporate allocations:		$42,425	42.8%	$35,293	40.1%

Mobile Solutions
GAAP operating income before corporate allocations:		$3,148	8.2%	$2,453	5.6%
Stock-based compensation	( G )	1,144	3.0%	1,408	3.2%
Non-GAAP operating income before corporate allocations:		$4,292	11.2%	$3,861	8.8%

Advanced Devices
GAAP operating income before corporate allocations:		$4,312	18.1%	$4,692	16.2%
Stock-based compensation	( G )	325	1.3%	327	1.1%
Non-GAAP operating income before corporate allocations:		$4,637	19.4%	$5,019	17.3%

Appendix A	Page 3

FOOTNOTES TO GAAP TO NON-GAAP RECONCILIATION
(Dollars in thousands)
(Unaudited)

The non-GAAP financial measures included in the previous table are non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP diluted net income per share and operating leverage, and non-GAAP segment operating income before corporate allocations.    These non-GAAP measures can be used to evaluate the Company's historical and prospective financial performance, as well as its performance relative to competitors.  The Company believes some of its investors track the Company's "core operating performance" as a means of evaluating the Company's performance in the ordinary, ongoing, and customary course of its operations.  Management also believes that looking at its core operating performance provides a supplemental way to provide consistency in period to period comparisons.  Accordingly, management excludes from non-GAAP those items relating to restructuring, amortization of purchased intangibles, stock based compensation, amortization of acquisition related inventory step-up and merger and acquisition costs, which the Company believes are not indicative of its core operating performance.

( A )
Restructuring. Included in our GAAP presentation of cost of sales and operating expenses, restructuring costs recorded are primarily for employee compensation resulting from reductions in employee headcount in connection with our company restructurings.  We exclude restructuring from our non-GAAP measures because we believe they are not indicative of our core operating performance.

( B )
Amortization of purchased intangibles.  Included in our GAAP presentation in cost of sales and operating expenses, amortization of purchased intangibles recorded arise from prior acquisitions and are non-cash in nature.  We exclude these expenses from our non-GAAP measures because we believe they are not indicative of our core operating performance.

( C )
Stock-based compensation. Included in our GAAP presentation of cost of sales and operating expenses, stock-based compensation consists of expenses for employee stock options and awards and purchase rights under our employee stock purchase plan determined in accordance with SFAS 123(R).  We exclude stock-based compensation expense from our non-GAAP measures because some investors may view it as not reflective of our core operating performance as it is a non-cash expense.   For the three months ended April 3, 2009 and March 28, 2008, stock-based compensation was allocated as follows:

	Three Months Ended
	Apr-03, 2009	Mar-28, 2008
Cost of sales	$438	$493
Research and development	784	917
Sales and Marketing	1,004	1,030
General and administrative	2,000	1,542
	$4,226	$3,982

( D )
Amortization of acquisition-related inventory step-up.  The purchase accounting entries associated with our business acquisitions require us to record inventory at its fair value, which is sometimes greater than the previous book value of the inventory.  Included in our GAAP presentation of cost of sales, the increase in inventory value is amortized to cost of sales over the period that the related product is sold.  We exclude inventory step-up amortization from our non-GAAP measures because we do not believe it is indicative of our core operating performance.

( E )
Merger and acquisition costs.  Included in our GAAP presentation of operating expenses, merger and acquisition costs consist of external and incremental costs resulting directly from merger and acquisition activities.   We exclude merger and acquisition costs from our non-GAAP measures because these expenses are non-recurring and unique to specific acquisitions and are not indicative of our core operating performance.

( F )	Income tax effect on non-GAAP adjustments. This amounts adjusts the provision for income taxes to reflect the effect of the non-GAAP adjustments on non-GAAP net income.

( G )
Stock-based Compensation. The amounts consist of expenses for employee stock options and awards and purchase rights under our employee stock purchase plan determined in accordance with SFAS 123(R). As referred to above we exclude stock-based compensation here because investors may view it as not reflective of our core operating performance.  Management, however, does include stock-based compensation for budgeting and internal financial reviews. We discuss our operating results by segment with and with-out stock-based compensation expense, as we believe it is useful to some investors to understand the impact of the application of SFAS 123(R) to our results of operations.  Stock-based compensation not allocated to the reportable segments was approximately $1,227K and $1,078K for the three months ended April 3, 2009 and March 28, 2008, respectively.